UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

Commission File Number: 000-30197

    /X/ Form 10-K /_/ Form 20-F /_/ Form 11-K /_/ Form 10-QSB /_/ Form N-SAR

For Period Ended: January 31, 2002

(Check One):

                        [_] Transition Report on Form 10-K
                        [_] Transition Report on Form 20-F
                        [_] Transition Report on Form 11-K
                        [_] Transition Report on Form 10-Q
                        [_] Transition Report on Form N-SAR


For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.



Copies of Communications Sent to:

                                Mintmire & Associates
                                265 Sunrise Avenue, Suite 204
                                Palm Beach, FL 33480
                                Tel: (561) 832-5696
                                Fax: (561) 659-5371

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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                        PART 1 -- REGISTRANT INFORMATION

                       KIK TECHNOLOGY INTERNATIONAL, INC.
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                            Full Name of Registrant

                                      N/A
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                           Former Name if Applicable

                                590 Airport Road
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           Address of Principal Executive Office (Street and Number)

                              Oceanside, CA 92054
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                            City, State and Zip Code


                      PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant's Annual Report on Form 10-KSB for the year ended January 31, 2002 could not be filed within the prescribed time period because the audit could not be completed by the Registrant's independent auditor without unreasonable effort and expense.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


Donald F. Mintmire, Esq.      (561)           832-5696
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(Name)                      (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

[X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

                                   SIGNATURES


                       KIK TECHNOLOGY INTERNATIONAL, INC.
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                  (Name of Registrant as Specified in Charter)


In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 1, 2002       By: /s/William Knooihuizen
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                        William Knooihuizen, President and Director

                        By: /s/Donald P. Dean
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                        Donald P. Dean, Chairman and Secretary

                        By: /s/Kuldip C. Baid
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                        Kuldip C. Baid, Chief Financial Officer and Director

                        By: /s/A. Rene Dervaes, Jr.
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                        A. Rene Dervaes, Jr., Director